EXHIBIT 4.2


                                                                 EXECUTION COPY

                               AMENDMENT NO. 1 TO

                             SHAREHOLDERS AGREEMENT

         This AMENDMENT NO. 1 (this "Amendment") with respect to the Shareholders Agreement (the "Agreement") dated August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya, an open joint stock company organized under the laws of the Russian Federation ("COMCOR"), and Columbus Nova Investments VIII Ltd., a Bahamas company ("CNI" and together with COMCOR, the "Parties" and each individually, a "Party"), is made and entered into by the Parties as of December 1, 2004. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

         WHEREAS, as a result of the application of the National Association of Securities Dealers, Inc. Rule 4351 and the related amendment to the Subscription Agreement, the voting rights of the Series B Preferred Stock may be less than one (1) vote per share; and

         WHEREAS, the Parties would like to amend the Agreement to express their mutual understanding as to effect of this change in the voting rights of the Series B Preferred Stock on the interpretation and implementation of the Agreement, in accordance with the terms and conditions of this Amendment;

         NOW, THEREFORE, in consideration of the mutual agreements herein contained and intending to be legally bound hereby, the Parties agree as follows:

1.       Amendment

         For the avoidance of doubt, any reduction in the voting rights of the Series B Preferred Stock pursuant to the application of Rule 4351 shall not be deemed a reduction in the number of corresponding Voting Shares for purposes of Sections 2 and 6 of the Agreement, it being understood that this sentence will no longer be relevant once CNI has converted all of its shares of Series B Preferred Stock. Furthermore, any shares that CNI may be deemed to beneficially own as a result of the proxies it is being given by other shareholders in the Company to make up the shortfall in votes caused by the application of Rule 4351 shall not be considered as owned by CNI for purposes of the percentage ownership calculations set forth in Sections 2 and 6 of the Agreement, it being understood that this sentence will no longer be relevant once all of such proxies have terminated. Finally, the definition of "beneficial ownership" for purposes of the Agreement shall not be deemed to include shares that are beneficially owned by a Party pursuant to Rule 13d-3 under the Exchange Act solely by reason of being party to the Agreement..

2.       Governing Law and Language

         This Amendment shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. This Amendment is written in English, and the notarized Russian language translation is provided only for the convenience of the parties. In the case of inconsistency or issues of interpretation between the English and Russian texts, the English text shall control.

3.       Counterparts

         This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.



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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.


         MOSKOVSKAYA TELECOMMUNIKATSIONNAYA CORPORATSIYA


         By ________________________
         Name:
         Title:


         COLUMBUS NOVA INVESTMENTS VIII LTD.


         By ________________________
         Name:
         Title: